Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Nine Months Ended		Twelve Months Ended
	September 30,		December 31,
	2009	2008	2008	2007	2006	2005	2004

Earnings (loss) from continuing operations before income taxes and equity in earnings (loss) of investee companies
	$339.5	$(12,742.1)	$(12,575.1)	$2,133.0	$2,132.7	$(7,564.4)	$(15,850.2)

Add:
Distributions from investee companies	1.7	5.8	5.8	7.7	8.9	9.5	12.6
Interest expense, net of capitalized interest	402.5	407.5	546.3	570.1	564.5	719.6	693.7
1/3 of rental expense	151.3	157.9	215.8	193.4	160.9	137.2	123.8

Total Earnings (loss)	$895.0	$(12,170.9)	$(11,807.2)	$2,904.2	$2,867.0	$(6,698.1)	$(15,020.1)

Fixed charges:
Interest expense, net of capitalized interest	$402.5	$407.5	$546.3	$570.1	$564.5	$719.6	$693.7
1/3 of rental expense	151.3	157.9	215.8	193.4	160.9	137.2	123.8

Total fixed charges	$553.8	$565.4	$762.1	$763.5	$725.4	$856.8	$817.5

Ratio of earnings to fixed charges	1.6x	Note a	Note a	3.8x	4.0x	Note a	Note a

Note:

(a) Earnings are inadequate to cover fixed charges by $12.74 billion for the nine months ended September 30, 2008, $12.57 billion for the full year 2008, $7.55 billion for the full year 2005 and $15.84 billion for the full year 2004 due to the non-cash impairment charges of $14.18 billion in 2008, $9.48 billion in 2005 and $18.0 billion in 2004.